Exhibit 99.1

AT THE MARKET OFFERING AGREEMENT

August 16, 2021

H.C. Wainwright & Co., LLC

430 Park Avenue

New York, NY 10022

Ladies and Gentlemen:

Bitfarms Ltd., a corporation organized pursuant to the federal laws of Canada (the “Company”), confirms its agreement (this “Agreement”) with H.C. Wainwright & Co., LLC (the “Manager”) as follows:

1. Definitions. The terms that follow, when used in this Agreement, shall have the meanings indicated.

“Accountants” shall have the meaning ascribed to such term in Section 5(m).

“Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Action” shall have the meaning ascribed to such term in Section 4(s).

“Affiliate” shall have the meaning ascribed to such term in Section 4(q).

“Annual Information Form” means Form 51-102F2 – Annual Information Form under Canadian Securities Laws.

“Applicable Time” shall mean, with respect to any Shares, the time of sale of such Shares pursuant to this Agreement.

“Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus.

“Board” shall have the meaning ascribed to such term in Section 3(b)(iii).

“Broker Fee” shall have the meaning ascribed to such term in Section 3(b)(v).

“Business Day” shall mean any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or Toronto, Ontario are authorized or required by law to remain closed; provided, however, that, for purposes of clarity, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee”  or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York and Toronto, Ontario generally are open for use by customers on such day.

“Canadian Base Prospectus” shall have the meaning ascribed to such term in Section 2.

“Canadian Market” shall have the meaning ascribed to such term in Section 3(b)(ix).

“Canadian Preliminary Base Prospectus” shall have the meaning ascribed to such term in Section 2.

“Canadian Prospectus” shall have the meaning ascribed to such term in Section 2.

“Canadian Prospectus Supplement” shall have the meaning ascribed to such term in Section 2.

“Canadian Qualifying Authorities” shall have the meaning ascribed to such term in Section 2.

“Canadian Qualifying Jurisdictions” shall have the meaning ascribed to such term in Section 2.

“Canadian Securities Laws” shall have the meaning ascribed to such term in Section 2.

“Commission” shall mean the United States Securities and Exchange Commission.

“Common Shares” shall have the meaning ascribed to such term in Section 3.

“Common Share Equivalents” shall have the meaning ascribed to such term in Section 4(g).

“Company Counsel” shall have the meaning ascribed to such term in Section 5(l).

“DTC” shall have the meaning ascribed to such term in Section 3(b)(vii).

“EDGAR” means Electronic Data Gathering Analysis and Retrieval System.

“Effective Date” shall mean each date and time that the Registration Statement and any post-effective amendment or amendments thereto became or becomes effective.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“FINRA” shall have the meaning ascribed to such term in Section 4(e).

“Form F-10” shall mean the Commission’s Form F-10 registration statement under the Act.

“Form F-X” shall have the meaning ascribed to such term in Section 2.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“IFRS” shall have the meaning ascribed to such term in Section 4(o).

“Incorporated Documents” shall mean the documents or portions thereof filed with the Commission or the Reviewing Authority on or before the Effective Date that are incorporated by reference in the Prospectuses and any documents or portions thereof filed with the Commission or the Reviewing Authority after the Effective Date that are deemed to be incorporated by reference in the Prospectuses.

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section 4(y).

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Liens” shall have the meaning ascribed to such term in Section 4(a).

“Losses” shall have the meaning ascribed to such term in Section 8(d).

“Material Adverse Effect” shall have the meaning ascribed to such term in Section 4(b).

“Material Permits” shall have the meaning ascribed to such term in Section 4(w).

“Net Proceeds” shall have the meaning ascribed to such term in Section 3(b)(v).

“NI 44-102” means National Instrument 44-102 Shelf Distributions.

“Permitted Free Writing Prospectus” shall have the meaning ascribed to such term in Section 5(g).

“Proceeding” shall have the meaning ascribed to such term in Section 4(b).

“Prospectus Supplements” means, collectively, each Canadian Prospectus Supplement and each U.S. Prospectus Supplement.

“Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus.

“Registration Statement” shall mean the shelf registration statement (File Number 333-258788) on Form F-10, including exhibits and financial statements and any prospectus supplement relating to the offer and sale of the Shares pursuant to this Agreement that is filed with the Commission and deemed part of such registration statement, as amended on each Effective Date and, in the event any post-effective amendment thereto becomes effective, shall also mean such registration statement as so amended.

“Representation Date” shall have the meaning ascribed to such term in Section 5(k).

“Required Approvals” shall have the meaning ascribed to such term in Section 4(e).

“Reviewing Authority” means the Ontario Securities Commission.

“Rule 158”, “Rule 164”, “Rule 172”, “Rule 173”, “Rule 405”, “Rule 424”, “Rule 430B” and “Rule 433” refer to such rules under the Act.

“Sales Notice” shall have the meaning ascribed to such term in Section 3(b)(i).

“SEC Reports” shall have the meaning ascribed to such term in Section 4(n).

“SEDAR” means System for Electronic Document Analysis and Retrieval.

“Settlement Date” shall have the meaning ascribed to such term in Section 3(b)(vii).

“Shares” shall have the meaning ascribed to such term in Section 3.

“Shelf Procedures” shall have the meaning ascribed to such term in Section 2.

“Shelf Securities” shall have the meaning ascribed to such term in Section 2.

“Subsidiary” shall have the meaning ascribed to such term in Section 4(a).

“Trading Day” means a day on which the Trading Market is open for trading.

“Trading Market” means the Nasdaq Global Market.

“TSX” means the TSX Venture Exchange.

“U.S. Base Prospectus” shall mean the base prospectus relating to the Shelf Securities contained in the Registration Statement at the Execution Time.

“U.S. Prospectus” shall mean the U.S. Base Prospectus, as supplemented by the most recently filed U.S. Prospectus Supplement (if any) and together with any Issuer Free Writing Prospectus.

“U.S. Prospectus Supplement” shall have the meaning ascribed to such term in Section 2.

2. Prospectuses and Registration Statement Filings. The Company has prepared and filed with the securities regulatory authorities (“Canadian Qualifying Authorities”) in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”) in accordance with applicable securities laws and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions (collectively, “Canadian Securities Laws”), an amended and restated preliminary short-form base shelf prospectus, dated June 11, 2021 (the “Canadian Preliminary Base Prospectus”), in respect of offers and sales, from time to time, of up to US$500,000,000 (or the equivalent thereof in any other currency used to denominate Shelf Securities based on the applicable exchange rate at the time of issuance of such Shelf Securities) of (i) Common Shares, (ii) subscription receipts, (iii) debt securities, (iv) warrants, (v) share purchase contracts and (vi) units comprised of more than one of the Common Shares, subscription receipts, debt securities, warrants and/or share purchase contracts (collectively, the “Shelf Securities”) and a final short-form base shelf prospectus, dated August 12, 2021 (“Canadian Base Prospectus”), in respect of offers and sales, from time to time, of US$500,000,000 (or the equivalent thereof in any other currency used to denominate Shelf Securities based on the applicable exchange rate at the time of issuance of such Shelf Securities) of the Shelf Securities, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. The Reviewing Authority is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 Passport System and National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of Shares. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities, for the Canadian Preliminary Base Prospectus and the Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the “Receipts”). The Company has prepared the Canadian Base Prospectus pursuant to National Instrument 44-101—Short Form Prospectus Distributions and NI 44-102 (together, the “Shelf Procedures”).

Promptly following the execution of this Agreement, the Company will file with the Reviewing Authority, in accordance with the Shelf Procedures, one or more prospectus supplements relating to the offer and sale of the Shares pursuant to this Agreement.

As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement relating to the offer and sale of the Shares pursuant to this Agreement, to be filed by the Company with the Reviewing Authority and the other Canadian Qualifying Authorities, as applicable, in accordance with Canadian Securities Laws, in the form furnished by the Company to the Manager; and “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement relating to the offer and sale of Shares under, and prepared in accordance with the provisions of, this Agreement and filed with the Reviewing Authority and the other Canadian Qualifying Authorities, as applicable, in accordance with Canadian Securities Laws), together with the Canadian Base Prospectus.

The Company has filed, in accordance with the provisions of the Act, with the Commission the Registration Statement. The Company has also filed with the Commission an appointment of agent for service of process on Form F-X (the "Form F-X") in conjunction with the filing of the Registration Statement.

The Company will, concurrently with the filing of the Canadian Prospectus Supplement with the Reviewing Authority and the other Canadian Qualifying Authorities, as applicable, file the Canadian Prospectus Supplement with the Commission with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10. As used herein, “U.S. Prospectus Supplement” means the most recent prospectus supplement relating to the offer and sale of the Shares pursuant to this Agreement, to be filed by the Company with the Commission in accordance with the requirements of Form F-10, in the form furnished by the Company to the Manager.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements (including each of the U.S. Prospectus Supplement and the Canadian Prospectus Supplement) or the Prospectuses (including each of the U.S. Prospectus and the Canadian Prospectus) or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission, the Reviewing Authority and Canadian Qualifying Authorities, as applicable, on or after the Effective Date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein.

3. Sale and Delivery of Shares. The Company proposes to issue and sell through or to the Manager, as sales agent and/or principal, common shares, no par value, of the Company (“Common Shares”) (such Common Shares to be issued and sold pursuant to this Agreement, the “Shares”), from time to time during the term of this Agreement and on the terms set forth herein; provided, however, that in no event shall the Company issue or sell through the Manager such number of Shares that exceeds (a) the dollar amount of Common Shares registered on the Registration Statement pursuant to which the offering is being made or (b) the amount authorized by the Board from time to time to be issued and sold under this Agreement. Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitations set forth in this Section 3 on the number and aggregate sales price of Shares issued and sold under this Agreement shall be the sole responsibility of the Company and that the Manager shall have no obligation in connection with such compliance. Nothing in this Agreement shall be construed as requiring the Company to use the Registration Statement to issue, deliver and sell the Shares. Each of the Company and the Manager hereby agree and acknowledge that all sales and solicitations of sales of Shares by the Manager as agent of the Company shall be made solely in the United States and not on or through the facilities of any Canadian Market and shall otherwise be made in compliance with Section 3(b)(ix) of this Agreement.

(a) Appointment of Manager as Selling Agent. The Company hereby appoints the Manager as exclusive agent of the Company for the purpose of selling the Shares of the Company pursuant to this Agreement and the Manager agrees to use its commercially reasonable efforts to sell the Shares on the terms and subject to the conditions stated herein. In using commercially reasonable efforts to sell Shares, as sales agent for the Company, the Manager will undertake such sales in a manner that is consistent with its normal trading and sales practices and applicable state, provincial and federal laws, rules and regulations and the rules of the Trading Market.

(b) Agent Sales. Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company may issue and sell Shares from time to time through the Manager, acting as sales agent, and the Manager agrees to use its commercially reasonable efforts to sell, as sales agent for the Company, on the following terms:

(i) The Shares are to be sold on a daily basis or otherwise as shall be agreed to by the Company and the Manager on any day (A) that is a Trading Day, (B) on which the Company has instructed the Manager by telephone (confirmed promptly by electronic mail) to make such sales (“Sales Notice”) and (C) on which the Company has satisfied its obligations under Section 7 of this Agreement. The Company will designate the maximum amount of the Shares to be sold on any day by the Manager (subject to the limitations set forth in Section 3(d)) and the minimum price per Share at which such Shares may be sold. Subject to the terms and conditions hereof, the Manager shall use its commercially reasonable efforts to sell on a particular day all of the Shares designated for the sale by the Company on such day. The gross sales price of the Shares sold under this Section 3(b) shall be the market price for Common Shares sold by the Manager under this Section 3(b) on the Trading Market at the time of sale of such Shares.

(ii) The Company acknowledges and agrees that (A) there can be no assurance that the Manager will be successful in selling the Shares, (B) the Manager will incur no liability or obligation to the Company or any other person or entity if it does not sell the Shares for any reason other than a failure by the Manager to use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell such Shares as required under this Agreement, and (C) the Manager shall be under no obligation to purchase Shares on a principal basis pursuant to this Agreement.

(iii) The Company shall not authorize the issuance and sale of, and the Manager shall not be obligated to use its commercially reasonable efforts to sell and shall not sell, any Shares at a price lower than the minimum price therefor designated from time to time by the Company’s Board of Directors (the “Board”), a duly authorized committee thereof, or duly authorized officers of the Company, and notified to the Manager in writing. The Company or the Manager may, upon notice to the other party hereto by telephone (confirmed promptly by electronic mail), suspend the offering of the Shares for any reason and at any time; provided, however, that such suspension or termination shall not affect or impair the parties’ respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(iv) Subject to the terms of a Sales Notice, the Manager may sell Shares by any method permitted by law deemed to be an “at-the-market distribution” under NI 44-102, including, without limitation, sales made through the Trading Market, on any other existing trading market for the Common Shares in the United States or to or through a market maker, but subject, in all circumstances, to the restrictions of Section 3(b)(ix). If expressly authorized by the Company in a Sales Notice and, if so provided in the “Plan of Distribution” section of the U.S. Prospectus, the Manager may also sell Shares in privately negotiated transactions in the United States, subject to any required pre-clearance of any such transactions by the Trading Market.

(v) The compensation to the Manager for sales of the Shares under this Section 3(b) shall be a placement fee of 3.0% of the gross sales price of the Shares sold pursuant to this Section 3(b) (“Broker Fee”). The remaining proceeds, after deduction of the Broker Fee and deduction of any transaction fees imposed by any clearing firm, execution broker, or governmental or self-regulatory organization in respect of such sales, shall constitute the net proceeds to the Company for such Shares (the “Net Proceeds”).

(vi) The Manager shall provide written confirmation (which may be by facsimile or electronic mail) to the Company following the close of trading on the Trading Market each day in which the Shares are sold under this Section 3(b) setting forth the number of the Shares sold on such day, the aggregate gross sales proceeds and the Net Proceeds to the Company, and the compensation payable by the Company to the Manager with respect to such sales.

(vii) Settlement for sales of the Shares pursuant to this Section 3(a) will occur at 10:00 a.m. (New York City time), or at such time as the Company and the Manager may mutually agree, on the second (2nd) Trading Day following the date on which such sales are made (each, a “Settlement Date”). On each Settlement Date, the Shares sold through the Manager for settlement on such date shall be issued and delivered by the Company to the Manager against payment of the Net Proceeds for the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares to the Manager’s account at The Depository Trust Company (“DTC”) via the Deposit/Withdrawal at Custodian System, in return for Net Proceeds in same day funds delivered to the account designated by the Company. If the Company or its transfer agent (if applicable) shall default on its obligation to deliver the Shares on any Settlement Date, the Company shall (A) indemnify and hold the Manager harmless against any loss, claim or damage arising from or as a result of such default by the Company and (B) pay the Manager any commission to which it would otherwise be entitled absent such default.

(viii) At each Applicable Time, Settlement Date, and Representation Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement as if such representation and warranty were made as of such date (except for any of such representations and warranties that speak as of a specific date), modified as necessary to relate to the Registration Statement and the Prospectuses as amended as of such date. Any obligation of the Manager to use its commercially reasonable efforts to sell the Shares on behalf of the Company shall be subject to the accuracy of the representations and warranties of the Company herein in accordance with the foregoing, to the performance by the Company of its obligations hereunder and to the satisfaction of the additional conditions specified in Section 7 of this Agreement.

(ix) Each party covenants to the other party that (i) it will not undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Shares in Canada; (ii) it will not undertake an offer or sale of any Shares through the facilities of the TSX or any other Canadian trading market (together with the TSX, a “Canadian Market”); and (iii) it will not undertake an offer or sale of any of the Shares to any person that it knows or has reason to believe is in Canada or has been pre-arranged with a buyer in Canada, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Shares in Canada through the facilities of a Canadian Market or to any persons in Canada or acting on the behalf of persons in Canada, in each case pursuant to this Agreement.

(x) If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution” and the record date for the determination of stockholders entitled to receive the Distribution, the “Record Date”), the Company hereby covenants that, in connection with any sales of Shares pursuant to a Sales Notice on the Record Date, the Company covenants and agrees that the Company shall issue and deliver such Shares to the Manager on the Record Date and the Record Date shall be the Settlement Date and the Company shall cover any additional costs of the Manager in connection with the delivery of Shares on the Record Date.

(c) [Reserved].

(d) Maximum Number of Shares. Under no circumstances shall the Company cause or request the offer or sale of any Shares if, after giving effect to the sale of such Shares, the aggregate amount of Shares sold pursuant to this Agreement would exceed the lesser of (A) the amount available for offer and sale under the currently effective Registration Statement and (B) the amount authorized from time to time to be issued and sold under this Agreement by the Board, a duly authorized committee thereof or a duly authorized executive officer, and notified to the Manager in writing. Under no circumstances shall the Company cause or request the offer or sale of any Shares pursuant to this Agreement at a price lower than the minimum price authorized from time to time by the Board, a duly authorized committee thereof or a duly authorized executive officer, and notified to the Manager in writing. Further, under no circumstances shall the Company cause or permit the aggregate offering amount of Shares sold pursuant to this Agreement to exceed the amount qualified under the Canadian Prospectus Supplement or registered under the Registration Statement.

(e) Regulation M Notice. Unless the exceptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are satisfied with respect to the Shares, the Company shall give the Manager at least one Trading Day’s prior notice of its intent to sell any Shares in order to allow the Manager time to comply with Regulation M.

(f) Representations and Covenants of the Manager. The Manager represents, warrants and covenants to the Company that it is duly registered as a broker-dealer under FINRA, the Exchange Act and the applicable statutes and regulations of each state in which the Shares will be offered and sold, except such states in which the Manager is exempt from registration or such registration is not otherwise required. The Manager shall continue, for the term of this Agreement, to be duly registered as a broker-dealer under FINRA, the Exchange Act and the applicable statutes and regulations of each state in which the Shares will be offered and sold, except such states in which the Manager is exempt from registration or such registration is not otherwise required, during the term of this Agreement. The Manager will comply with all applicable law and regulations in the United States in connection with the sales of the Shares, including but not limited to Regulation M under the Exchange Act.

(g) Restrictions on Short Sales and Stabilization Activities. During the term of this Agreement, the Manager and its respective affiliates or subsidiaries shall not engage in (i) any short sale of any security of the Company for the account of the Manager, (ii) any transactions, including an over-allotment of any securities, that are intended to stabilize or maintain the market price of the Common Shares, or (iii) any sale of any security of the Company for the account of the Manager that the Manager does not own or any sale which is consummated by the delivery of a security of the Company borrowed by, or for the account of, the Manager. For the purposes of this Section 3(g), sales made by the Manager in connection with a Sales Notice will not be considered to be subject to the prohibitions set forth in this Section 3(g).

(h) Material Non-Public Information. Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Manager agree that (i) no sale of Shares will take place, (ii) the Company shall not request the sale of any Shares and (iii) the Manager shall not be obligated to sell or offer to sell any Shares.

4. Representations and Warranties. The Company represents and warrants to, and agrees with, the Manager at the Execution Time and on each such time the following representations and warranties are repeated or deemed to be made pursuant to this Agreement, as set forth below, except, in each case, as disclosed in the Registration Statement, the Prospectuses or the Incorporated Documents:

(a) Subsidiaries. All of the direct and indirect material subsidiaries (individually, a “Subsidiary”) of the Company are set out in the Company’s most recent Annual Information Form incorporated by reference into the Company’s most recent Annual Report on Form 40-F filed with the Commission. Except as set forth in the Company’s most recent Annual Information Form incorporated by reference into the Company’s most recent Annual Report on Form 40-F filed with the Commission and the Prospectuses, the Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any “Liens” (which for purposes of this Agreement shall mean a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction), and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(b) Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of this Agreement, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, from that set forth in the Registration Statement, the Base Prospectuses, any Prospectus Supplements, the Prospectuses or the Incorporated Documents, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under this Agreement (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no “Proceeding” (which for purposes of this Agreement shall mean any action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or, to the Company’s knowledge, threatened) has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c) Authorization and Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board or its shareholders in connection herewith other than in connection with the Required Approvals. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d) No Conflicts. The execution, delivery and performance of this Agreement by the Company, the issuance and sale of the Shares and the consummation by the Company of the other transactions contemplated herein do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the receipt of the Required Approvals (as defined below), conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected, except in the case of each of clauses (ii) and (iii), such as would not reasonably be expected to have or result in a Material Adverse Effect.

(e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other “Person” (defined as an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind, including the Trading Market) in connection with the execution, delivery and performance by the Company of this Agreement, other than (i) the filings required by this Agreement, including the filing of the Canadian Prospectus Supplement and the concurrent filing therewith of PricewaterhouseCoopers LLP’s consent required pursuant to Section 7.2(2) 2. of 44-102, with the Reviewing Authority, (ii) the filing with the Commission of the Registration Statement, including the U.S. Prospectus, (iii) the filing of applications to and approval by the Trading Market and the TSX for the listing of the Shares for trading thereon in the time and manner required thereby, and (iv) such filings as are required to be made under applicable state securities laws and the rules and regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”) (collectively, the “Required Approvals”); provided that any filings required to be made with FINRA shall be the responsibility of the Manager.

(f) Issuance of Shares. The Shares, when issued and delivered, will be duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered against payment therefor in accordance with this Agreement, will be duly and validly issued, fully paid and non-assessable, free and clear of all Liens imposed by the Company. The issuance by the Company of the Shares shall be registered under the Act, and all of the Shares shall be freely transferable and tradable on the Trading Market by the purchasers thereof without restriction under applicable securities laws (other than any restrictions arising solely from an act or omission or status (e.g., as an Affiliate of the Company) of such a purchaser). The Shares are being issued pursuant to the Registration Statement and the issuance of the Shares has been registered by the Company under the Act. Upon receipt of the Shares against payment therefor in accordance with this Agreement, the purchasers of such Shares will have good and marketable title to such Shares.

(g) Capitalization. The capitalization of the Company is as set forth in the Prospectuses. The Company has not issued any share capital since its most recently filed Incorporated Document, other than pursuant to the exercise of employee share options under the Company’s equity incentive plans, the issuance of Common Shares to employees pursuant to the Company’s employee share purchase plans and pursuant to the conversion or exercise of securities exercisable or exchangeable for or convertible into Common Shares (“Common Share Equivalents”). No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement. Except (i) as disclosed pursuant to this Agreement, (ii) as disclosed in the Registration Statement and the Prospectuses or pursuant to agreements or instruments filed as exhibits to Incorporated Documents, (iii) pursuant to the Company’s equity incentive plans or reservations, agreements of employee benefit plans referred to in the Prospectuses and (iv) pursuant to the exercise of convertible securities or options outstanding referred to in the Prospectuses, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Common Shares, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Shares or Common Share Equivalents. The issuance and sale of the Shares will not obligate the Company to issue Common Shares or other securities to any Person. There are no outstanding securities or instruments of the Company or any Subsidiary with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company or any Subsidiary. There are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any share appreciation rights or “phantom share” plans or agreements or any similar plan or agreement. All of the outstanding shares of share capital of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all applicable securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any shareholder, the Board or others is required for the issuance and sale of the Shares. There are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s share capital to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

(h) Canadian Base Prospectus. At the time the Company filed the Canadian Base Prospectus, the Company was eligible to file a short-form base shelf prospectus with the Reviewing Authority. The Reviewing Authority has issued a Receipt in respect of the Canadian Base Prospectus. No order suspending the distribution of the Common Shares or any other securities of the Company has been issued by any Canadian Qualifying Authority and no proceedings for that purpose have been initiated or are pending or, to the Company's knowledge, are contemplated or threatened by any Canadian Qualifying Authority, and any request made to the Company on the part of any Canadian Qualifying Authority for additional information has been complied with.

The Canadian Prospectus, when filed, complied and, as amended or supplemented, if applicable, will comply in all material respects with applicable Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each of the Settlement Dates, if any, will not contain any untrue statement of a material fact (as defined in the Securities Act (Ontario)) or omit to state a material fact (as defined in the Securities Act (Ontario)) necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each of the Settlement Dates, if any, will contain full, true and plain disclosure of all material facts relating to the Common Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Manager furnished to the Company in writing by the Manager expressly for use therein.

Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated by reference into the Canadian Prospectus or any amendment or supplement thereto complied, as at the applicable filing date, or will comply when so filed, in all material respects with the requirements of applicable Canadian Securities Laws.

(i) Registration Statement. The Company meets the requirements for use of Form F-10 under the Act and has prepared and filed with the Commission the Registration Statement, including the U.S. Base Prospectus, for registration under the Act of the offering and sale of the Shelf Securities, which can include the Shares, in accordance with the requirements of Form F-10. Such Registration Statement is effective and available for the offer and sale of the Shares as of the date hereof. As filed, the U.S. Base Prospectus conformed in all material respects with the applicable requirements of the Act. The Registration Statement, at any Effective Date, the Execution Time, each Representation Date, any Applicable Time and any Settlement Date, conformed or will conform in all material respects with the applicable requirements of the rules and regulations under the Act.

(j) Accuracy of Incorporated Documents. The Incorporated Documents, when they were filed with the Reviewing Authority or filed with or furnished to the Commission, as the case may be, conformed in all material respects with requirements under applicable Canadian Securities Laws and the Exchange Act and the rules and regulations promulgated thereunder, each as applicable, and none of the Incorporated Documents, when they were filed with the Commission, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses, when such documents are filed with the Reviewing Authority or the Commission, as the case may be, will conform in all material respects with requirements under applicable Canadian Securities Laws and the Exchange Act and the rules and regulations promulgated thereunder, each as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(k) Ineligible Issuer. (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Shares and (ii) as of the Execution Time and on each such time this representation is repeated or deemed to be made (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer.

(l) Free Writing Prospectus. The Company is eligible to use Issuer Free Writing Prospectuses. Any Issuer Free Writing Prospectus used in connection with the issuance and sale of Shares under this Agreement does not include any information the substance of which conflicts with the information contained in the Registration Statement, including any Incorporated Documents, and the Prospectuses and any prospectus supplement deemed to be a part thereof that has not been superseded or modified; and each such Issuer Free Writing Prospectus does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus used in connection with the issuance and sale of Shares under this Agreement based upon and in conformity with written information furnished to the Company by the Manager specifically for use therein. Any Issuer Free Writing Prospectus that the Company is required to file pursuant to Rule 433(d) in connection with the issuance and sale of Shares under this Agreement has been, or will be, filed with the Commission in accordance with the requirements of the Act and the rules thereunder. Each Issuer Free Writing Prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) in connection with the issuance and sale of Shares under this Agreement or that was prepared by or behalf of or used by the Company complies or will comply in all material respects with the requirements of the Act and the rules thereunder. The Company will not, without the prior consent of the Manager, prepare, use or refer to, any Issuer Free Writing Prospectuses in connection with the issuance and sale of Shares under this Agreement.

(m) Proceedings Related to Registration Statement. The Registration Statement is not the subject of a pending proceeding or examination under Section 8(d) or 8(e) of the Act, and the Company is not the subject of a pending proceeding under Section 8A of the Act in connection with the offering of the Shares. The Company has not received any notice that the Commission has issued or intends to issue a stop-order with respect to the Registration Statement or that the Commission otherwise has suspended or withdrawn the effectiveness of the Registration Statement, either temporarily or permanently, or intends or has threatened in writing to do so.

(n) SEC Reports; Reporting in Canada. The Company has complied in all material respects with requirements to file all reports, schedules, forms, statements and other documents required to be filed by it under the Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the twelve (12) months preceding the date hereof (or such shorter period as the Company was required by law to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, together with the U.S. Prospectus and the U.S. Prospectus Supplement, being collectively referred to herein as the “SEC Reports”) on a timely basis or has obtained a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. The Company is in compliance in all material respects with its obligations under Canadian Securities Laws (including, without limitation, its disclosure obligations pursuant to National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 58-101 – Disclosure of Corporate Governance Practices, each as adopted by the Canadian Securities Administrators).

(o) Financial Statements. The consolidated financial statements incorporated by reference in the Registration Statement and the Prospectuses and any amendments thereof or supplements thereto comply or will comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing or as amended or corrected in a subsequent filing. Such financial statements have been prepared in accordance with International Financial Reporting Standards applied on a consistent basis during the periods involved (“IFRS”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by IFRS, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments.

(p) Accountants. The Company’s auditors are PricewaterhouseCoopers LLP. To the knowledge of the Company, such auditors, which the Company expects will express their opinion with respect to the financial statements to be included in the Company’s next Annual Report on Form 40-F, are independent with respect to the Company as required by the Canadian Securities Laws and are independent registered public accountants as required by the Act, the Exchange Act and the rules of the Public Company Accounting Oversight Board.

(q) Material Adverse Events. Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in the Prospectuses or any Incorporated Documents, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than fees, expenses and other liabilities (A) incurred in connection with the transactions contemplated hereby, (B) incurred in the ordinary course of business which, in the aggregate, have not had and could not reasonably be expected to result in a Material Adverse Effect and (C) not required to be reflected in the Company’s financial statements pursuant to IFRS or disclosed in filings made with the Reviewing Authority or the Commission, (iii) the Company has not materially altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its share capital and (v) the Company has not issued any equity securities to any officer, director or “Affiliate” (defined as any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Act), except pursuant to existing Company equity incentive plans.

(r) [RESERVED].

(s) Litigation. There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (collectively, an “Action”) that would be reasonably likely to have a Material Adverse Effect.

(t) Labor Relations. Except as disclosed in the Prospectuses, no labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which could reasonably be expected to result in a Material Adverse Effect. None of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good. To the knowledge of the Company, no executive officer of the Company or any Subsidiary is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries are in compliance with all applicable laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(u) No Existing Defaults. Except as disclosed in the Prospectuses, neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all Canadian, provincial, U.S. federal, state and local laws and foreign laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as would not have or reasonably be expected to result in a Material Adverse Effect.

(v) Environmental Laws. The Company and its Subsidiaries (i) are in compliance with all federal, state, local and foreign laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands, or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations, issued, entered, promulgated or approved thereunder (“Environmental Laws”); (ii) have received all permits licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) are in compliance with all terms and conditions of any such permit, license or approval where in each clause (i), (ii) and (iii), the failure to so comply would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(w) Regulatory Permits. Except as disclosed in the Prospectuses, the Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate Canadian, provincial, U.S. federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the Registration Statement and the Prospectuses, except where the failure to possess such permits would not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit except where any such revocation or modification would not reasonably be expected to have a Material Adverse Effect.

(x) Title to Assets. The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them that is material to the business of the Company and the Subsidiaries and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries, (ii) Liens for the payment of Canadian, provincial, federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties, and (iii) Liens disclosed in the Prospectuses or the Incorporated Documents. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect.

(y) Intellectual Property. The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or required for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have would reasonably be expected to have a Material Adverse Effect (collectively, the “Intellectual Property Rights”). None of, and neither the Company nor any Subsidiary has received a notice (written or otherwise) that any of, the Intellectual Property Rights has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, within two (2) years from the date of this Agreement, except as would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary has received, since the date of the latest audited financial statements included within the SEC Reports, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person, except as would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights, except, in each case, as would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(z) Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged and has obtained so called “Side A” directors and officers insurance coverage. Neither the Company nor any Subsidiary has been advised that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business.

(aa) Affiliate Transactions. Except as set forth in the Registration Statement and the Prospectuses, none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, shareholder, member or partner, in each case in excess of CA$200,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including award agreements under any equity incentive plan of the Company.

(bb) Sarbanes Oxley Compliance. Except as disclosed in the Registration Statement and the Prospectuses, the Company is in material compliance with all provisions of the United States Sarbanes-Oxley Act of 2002 that are applicable to it as of the Effective Date.

(cc) Finder’s Fees. Other than payments to be made to the Manager, no brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement. The Manager shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by this Agreement.

(dd) No Other Sales Agency Agreement. The Company has not entered into any other sales agency agreements or other similar arrangements with any agent or any other representative in respect of “at the market” offerings of the Shares.

(ee) Regulation M Compliance. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Shares, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Shares or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Manager in connection with the placement of the Shares.

(ff) Listing and Maintenance Requirements. The issuance and sale of the Shares as contemplated in this Agreement does not contravene the rules and regulations of the Trading Market. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. Except as disclosed in the Registration Statement and the Prospectuses, the Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Shares is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market.

(gg) Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Shares as described in the Registration Statement and the Prospectuses, will not be or be an Affiliate of, an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended. The Company currently intends to conduct its business in a manner so that it will not become subject to the United States Investment Company Act of 1940, as amended.

(hh) Tax Status. Except for matters that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, the Company and its Subsidiaries each (i) has made or filed all applicable income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply.

(ii) Foreign Corrupt Practices. Neither the Company, nor, to the knowledge of the Company, any agent or other person acting on behalf of the Company, has taken any action, directly or indirectly, that would result in a material violation by such persons of the United States Foreign Corrupt Practices Act of 1977, as amended.

(jj) FINRA Member Shareholders. There are no affiliations with any FINRA member firm among, to the knowledge of the Company after due inquiry, the Company’s executive officers or directors or, to the knowledge of the Company, any ten percent (10%) or greater stockholder of the Company, except as set forth in the Registration Statement and the Prospectuses.

(kk) Delivery of Documents. The Company has delivered to the Manager one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent and certificate of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended, in such quantities and at such places as the Manager has reasonably requested.

5. Agreements. The Company agrees with the Manager that:

(a) Right to Review Amendments and Supplements to Registration Statement and Prospectuses. During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172, 173 or any similar rule) to be delivered under the Act in connection with the offering or the sale of Shares, the Company will not file any amendment to the Registration Statement or supplement (including any Prospectus Supplement) to the Base Prospectuses unless the Company has furnished to the Manager a copy for its review prior to filing and will not file any such proposed amendment or supplement to which the Manager reasonably objects unless and to the extent required by law (provided, however, that the Company will have no obligation to provide the Manager any advance copy of such filing or to provide the Manager an opportunity to object to such filing if the filing does not name the Manager and does not relate to the transaction herein provided). The Company has filed the U.S. Prospectus, as amended or supplemented at the Execution Time and in a form approved by the Manager, with the Commission pursuant to the instructions to Form F-10 by the Execution Time and will cause any supplement to the U.S. Prospectus to be filed with the Commission in a form approved by the Manager pursuant to the instructions to Form F-10 within the time period prescribed thereby and will provide evidence reasonably satisfactory to the Manager of such timely filing. The Company will promptly advise the Manager (i) when the Canadian Prospectus, and any supplement thereto, shall have been filed (if required) with the Reviewing Authority and in any of the other Canadian Qualifying Jurisdictions, as applicable, pursuant to the Shelf Procedures and the Commission pursuant to the instructions to Form F-10, (ii) when, during any period when the delivery of a prospectus (whether physically or through compliance with Rule 172, 173 or any similar rule) is required under the Act in connection with the offering or sale of the Shares, any amendment to the Registration Statement shall have been filed or become effective (other than any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act), (iii) of any request by the Commission or its staff for any amendment of the Registration Statement, or for any supplement to the U.S. Prospectus or for any additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any notice objecting to its use or the institution or threatening of any proceeding for that purpose and (v) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose. The Company will use its commercially reasonable efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or objection to the use of the Registration Statement and, upon such issuance, occurrence or notice of objection, to obtain as soon as reasonably possible the withdrawal of such stop order or relief from such occurrence or objection, including, if necessary, by filing an amendment to the Registration Statement or a new registration statement and using its commercially reasonable efforts to have such amendment or new registration statement declared effective as soon as practicable.

(b) Subsequent Events. If, at any time on or after an Applicable Time but prior to the related Settlement Date, any event occurs as a result of which the Registration Statement or U.S. Prospectus would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, the Company will (i) notify promptly the Manager so that any use of the Registration Statement or U.S. Prospectus may cease until such are amended or supplemented; (ii)  if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Act or applicable Canadian Securities Laws, will amend or supplement the Registration Statement or Prospectuses to correct such statement or omission; and (iii) supply any amendment or supplement to the Manager in such quantities as the Manager may reasonably request.

(c) Notification of Subsequent Filings. During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172, 173 or any similar rule) to be delivered under the Act, any event occurs as a result of which the Prospectuses as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or supplement the Prospectuses to comply with the Act or the Exchange Act or the respective rules thereunder, including in connection with use or delivery of the Prospectuses, the Company promptly will (i) notify the Manager of any such event, (ii) subject to Section 5(a), prepare and file with the Commission an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (iii) use its commercially reasonable efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the Prospectus and (iv) supply any supplemented Prospectuses to the Manager in such quantities as the Manager may reasonably request.

(d) Listing of Shares. During any period in which the U.S. Prospectus relating to the Shares is required to be delivered by the Manager under the Act with respect to a pending sale of the Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Act), the Company will use its commercially reasonable efforts to cause the Shares to be approved for listing on the TSX and the Trading Market and to qualify the Shares for sale under the securities laws of such jurisdictions as the Manager reasonably designates and to continue such qualifications in effect so long as required for the distribution of the Shares; provided, however, that the Company shall not be required in connection therewith to qualify as a foreign corporation or a dealer in securities, to otherwise qualify to do business in any jurisdiction where it is not now so qualified, to subject itself to taxation in any jurisdiction where it is not so subject or to take any action that would subject it to service of process in suits (other than those arising out of the offering or sale of the Shares) or to file a general consent to service of process in any jurisdiction where it is not now subject.

(e) Earnings Statements. As soon as practicable, the Company will make generally available to its security holders and to the Manager an earnings statement or statements of the Company and its Subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158. For the avoidance of doubt, the Company’s compliance with the reporting requirements of the Exchange Act shall be deemed to satisfy the requirements of this Section 4(e).

(f) Delivery of Canadian Base Prospectus, Registration Statement, Form F-X and Prospectus Supplements. Upon the request of the Manager, the Company will furnish to the Manager and counsel for the Manager, without charge, signed copies of the Canadian Base Prospectus, the Registration Statement, the Form F-X, the Prospectus Supplements (including any exhibits and amendments) and, so long as delivery of a prospectus by the Manager or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172, 173 or any similar rule), as many copies of the U.S. Prospectus and each Issuer Free Writing Prospectus and any supplement thereto as the Manager may reasonably request; provided, however, that the Company shall not be required to furnish any document (other than the Prospectuses) to the Manager to the extent such document is available on SEDAR or EDGAR. The Company will pay the expenses of printing or other production of all documents relating to the offering as set forth in Section 6 herein.

(g) Free Writing Prospectus. The Company agrees that, unless the Company has or shall have obtained the prior written consent of the Manager, and the Manager agrees with the Company that, unless the Manager has or shall have obtained, as the case may be, the prior written consent of the Company, neither the Company nor the Manager, as the case may be, has made nor will it make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company or the Manager, as applicable, with the Commission or retained by the Company or the Manager, as applicable, under Rule 433. Any such free writing prospectus consented to by the Manager or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company and the Manager agree that it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(h) Subsequent Equity Issuances. Neither the Company nor any Subsidiary will offer, sell, issue, contract to sell, contract to issue or otherwise dispose of, directly or indirectly, any other Common Shares or any Common Share Equivalents (other than the Shares) during the term of this Agreement without giving the Manager at least three (3) Business Days’ prior written notice specifying the nature of the proposed transaction and the date of such proposed transaction, and the Manager shall thereupon suspend acting under this Agreement for such period of time requested by the Company or as deemed appropriate by the Manager in light of the proposed transaction; provided, however, that the Company may, without giving such notice, issue and sell Common Shares pursuant to (i) any employee equity incentive plan, share ownership plan or dividend reinvestment plan of the Company in effect from time to time, (ii) an acquisition, merger or sale or purchase of assets, (iii) the conversion or exercise of Common Share Equivalents outstanding from time to time and (iv) any obligations in respect of existing agreements, arrangements or instruments.

(i) Market Manipulation. Until the termination of this Agreement, the Company will not take, directly or indirectly, any action designed to or that would constitute or that would reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation in violation of the Act, Exchange Act of the price of any security of the Company to facilitate the sale or resale of the Shares or otherwise violate any provision of Regulation M under the Exchange Act in connection therewith.

(j) Notification of Incorrect Certificate. The Company will, at any time during the term of this Agreement, as supplemented from time to time, advise the Manager promptly after it shall have received notice or obtained knowledge thereof, of any information or fact that would result in any material statement made in any opinion, certificate, letter or other document provided to the Manager pursuant to Section 7 herein to be materially inaccurate or untrue as of the date such statement was made.

(k) Certification of Accuracy of Disclosure. Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following the termination or a suspension of sales hereunder lasting more than 30 Trading Days), and each time that (i) the Registration Statement or Prospectuses shall be amended or supplemented, other than by means of Incorporated Documents, (ii) the Company files its Annual Report on Form 40-F or Form 20-F under the Exchange Act (including any Form 40-F/A or Form 20-F/A that includes amended audited financial information), (iii) the Company files or furnishes its unaudited financial statements and management’s discussion and analysis on Form 6-K under the Exchange Act, or (iv) the Company files a Report on Form 6-K containing amended financial information (other than information that is furnished and not filed), if the Manager reasonably determines that the information in such Form 6-K is material and notifies the Company thereof (such commencement or recommencement date and each such date referred to in (i), (ii), (iii) and (iv) above, a “Representation Date”), unless waived by the Manager, the Company shall furnish or cause to be furnished to the Manager promptly a certificate dated and delivered on the Representation Date, in form reasonably satisfactory to the Manager to the effect that the statements contained in the certificate referred to in Section 7(c) of this Agreement which were last furnished to the Manager are true and correct at the Representation Date, as though made at and as of such date (except that such statements shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to such date) or, in lieu of such certificate, a certificate of the same tenor as the certificate referred to in said Section 7(c), modified as necessary to relate to the Registration Statement and the Prospectuses as amended and supplemented to the date of delivery of such certificate. The requirement to furnish or cause to be furnished a certificate under this Section 5(k) shall at the request of the Company be waived for any Representation Date occurring on a date on which no instruction to the Manager to sell Shares pursuant to this Agreement has been delivered by the Company or is pending. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following any Representation Date when the Company relied on such waiver and did not provide the Manager a certificate pursuant to this Section 5(k), then, before the Company is entitled to deliver a Sales Notice to the Manager to Sell shares pursuant to this Agreement, the Company shall provide the Manager such a certificate.

(l) Bring Down Opinions; Negative Assurance. At each Representation Date, unless otherwise waived by the Manager, the Company shall furnish or cause to be furnished forthwith to the Manager and to counsel to the Manager (i) the written opinion and a negative assurance letter of Katten Muchin Rosenman LLP, U.S. counsel for the Company (“U.S. Company Counsel”) and (ii) the written opinion of Peterson McVicar LLP, Canadian counsel for the Company (“Canadian Company Counsel” and, collectively with U.S. Company Counsel, “Company Counsel”), in each case addressed to the Manager and dated and delivered the date that the opinions are required to be delivered, in form and substance reasonably satisfactory to the Manager, including a negative assurance representation. In lieu of delivering such an opinion or such opinions for Representation Dates subsequent to the commencement of the offering of the Shares under this Agreement, Company Counsel may furnish the Manager with a letter to the effect that the Manager may rely on a prior opinion delivered under Section 7(b) or this Section 5(l) to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended or supplemented as of such subsequent Representation Date). The requirement to furnish or cause to be furnished opinions (but not with respect to a negative assurance representation) under this Section 5(l) shall be waived for any Representation Date other than a Representation Date on which a material amendment to the Registration Statement or Prospectus is made or the Company files its Annual Report on Form 40-F or a material amendment thereto under the Exchange Act, unless the Manager reasonably requests such deliverable required by this Section 5(l) in connection with a Representation Date, upon which request such deliverable shall be deliverable hereunder. The requirement to deliver or cause to be delivered one or more opinions under this Section 5(l) shall at the request of the Company be waived for any Representation Date occurring on a date on which no instruction to the Manager to sell Shares pursuant to this Agreement has been delivered by the Company or is pending. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following any Representation Date when the Company relied on such waiver and did not provide or cause to be provided to the Manager the opinions contemplated in this Section 5(l), then, before the Company is entitled to deliver a Sales Notice to the Manager to Sell shares pursuant to this Agreement, the Company shall provide or cause to be provided the Manager such opinion(s).

(m) Auditor Bring Down “Comfort” Letter. At each Representation Date, unless waived by the Manager, the Company shall cause (1) the Company’s auditors (the “Accountants”), or other independent accountants satisfactory to the Manager forthwith to furnish the Manager a letter, and (2) the Chief Financial Officer of the Company forthwith to furnish the Manager a certificate, in each case dated on such Representation Date, in form satisfactory to the Manager, of the same tenor as the letters and certificate referred to in Section 7(d) of this Agreement but modified to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letters and certificate; provided, however, that the requirement to furnish or cause to be furnished a “comfort” letter under this Section 5(m) shall be waived for any Representation Date other than a Representation Date on which a material amendment to the Registration Statement or Prospectus is made or the Company files its Annual Report on Form 40-F or a material amendment thereto under the Exchange Act, unless the Manager reasonably requests the deliverables required by this Section 5(m) in connection with a Representation Date, upon which request such deliverables shall be deliverable hereunder. The requirement to deliver or cause to be delivered one or more letters and certificates under this Section 5(m) shall at the request of the Company be waived for any Representation Date occurring on a date on which no instruction to the Manager to sell Shares pursuant to this Agreement has been delivered by the Company or is pending. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following any Representation Date when the Company relied on such waiver and did not provide or cause to be provided to the Manager the letters or certificates contemplated in this Section 5(m), then, before the Company is entitled to deliver a Sales Notice to the Manager to Sell shares pursuant to this Agreement, the Company shall provide or cause to be provided the Manager such letters and certificates.

(n) Due Diligence Session. Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following the termination of a suspension of sales hereunder lasting more than 30 Trading Days), and at each Representation Date, unless waived by the Manager, the Company will conduct a due diligence session, in form and substance, reasonably satisfactory to the Manager, which shall include representatives of management and the Accountants. The Company shall reasonably cooperate in a timely manner with any reasonable due diligence request from or review conducted by the Manager or its agents from time to time in connection with the transactions contemplated by this Agreement, including, without limitation, providing information and available documents and access to appropriate corporate officers and the Company’s agents during regular United States and Canadian business hours. The Company shall reimburse the Manager for Manager’s counsel’s fees in each such due diligence update session, up to a maximum of $2,500 per update, plus any incidental expense incurred by the Manager in connection therewith.

(o) [RESERVED].

(p) Disclosure of Shares Sold. The Company will disclose in its annual and interim management’s discussion and analysis prepared and filed in accordance with Canadian Securities Laws, as applicable, the number of Shares sold through the Manager under this Agreement, the Net Proceeds to the Company and the compensation paid by the Company with respect to sales of Shares pursuant to this Agreement during the relevant quarter; and, if required by any subsequent change in Commission policy or request, more frequently by means of a report on Form 6-K or other applicable form.

(q) Rescission Right. If, at any time on or after the time that a person has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Manager pursuant to a Sales Notice but prior to the related Settlement Date, the Company or the Manager becomes aware that (i) the Registration Statement or the U.S. Prospectus included at the date of such sale contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading or (ii) the conditions set forth in Section 7 have not been satisfied in connection with such sale, the Company will, prior to the related Settlement Date for such Shares, offer to such person the right to refuse to purchase and pay for such Shares.

(r) Bring Down of Representations and Warranties. Each acceptance by the Company of an offer to purchase the Shares hereunder shall be deemed to be an affirmation to the Manager that the representations and warranties of the Company contained in or made pursuant to this Agreement are true and correct as of the date of such acceptance as though made at and as of such date (except for any of such representations and warranties that speak as of a specific date), and an undertaking that such representations and warranties will be true and correct as of the Settlement Date for the Shares relating to such acceptance relating to such sale, as the case may be, as though made at and as of such date (except for any of such representations and warranties that speak as of a specific date and, otherwise, except that such representations and warranties shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented relating to such Shares).

(s) Listing of Shares. The Company will use its commercially reasonable efforts to cause the Shares to be listed for trading on the Trading Market and the TSX, to the extent applicable, and to maintain such listing.

(t) Obligation Under Exchange Act. During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172, 173 or any similar rule) to be delivered under the Act, the Company will file all documents required to be filed with the Commission pursuant to the Exchange Act within the time periods required by the Exchange Act and the regulations thereunder (as applicable, giving effect to any extension under the Exchange Act).

(u) DTC Facility. The Company shall cooperate with Manager and use its reasonable efforts to permit the Shares to be eligible for clearance and settlement through the facilities of DTC.

(v) Use of Proceeds. The Company will apply the Net Proceeds from the sale of the Shares in the manner set forth in the Prospectus.

(w) Filing of Prospectus Supplements. In the event that any sales are made pursuant to this Agreement which are not made in an “at the market distribution” under NI 44-102 and the Company believes, in its sole discretion, upon consultation with counsel, that the filing of a Canadian Prospectus Supplement and/or a U.S. Prospectus Supplement is required under the applicable Canadian and/or United States securities laws, the Company shall file a Canadian Prospectus Supplement with the Reviewing Authority, in accordance with the Shelf Procedures, and a U.S. Prospectus Supplement, in accordance with the instructions to Form F-10, describing the terms of such transaction, the amount of Shares sold, the price thereof, the applicable Manager’s compensation, and such other information as may be required pursuant the Shelf Procedures and the instructions to Form F-10.

(x) Additional Registration Statement. To the extent that the Registration Statement is not available for the sales of the Shares as contemplated by this Agreement, the Company shall file a new registration statement with respect to any additional Common Shares necessary to complete such sales of the Shares and shall cause such registration statement to become effective as promptly as practicable. After the effectiveness of any such registration statement, all references to “Registration Statement” included in this Agreement shall be deemed to include such new registration statement, including all documents incorporated by reference therein pursuant to Form F-10, and all references to “U.S. Base Prospectus” included in this Agreement shall be deemed to include the final form of prospectus, including all documents incorporated therein by reference, included in any such registration statement at the time such registration statement became effective.

6. Payment of Expenses. The Company agrees to pay the costs and expenses incident to the performance of its obligations under this Agreement, whether or not the transactions contemplated hereby are consummated, including without limitation: (i) the preparation, printing or reproduction and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto), the Prospectuses and each Issuer Free Writing Prospectus, and each amendment or supplement to any of them; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, the Prospectuses, and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested by the Manager for use in connection with the offering and sale of the Shares; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Shares, including any stamp or transfer taxes in connection with the original issuance and sale of the Shares; (iv) the printing (or reproduction) and delivery of this Agreement and all other agreements or documents printed (or reproduced) and delivered in connection with the offering of the Shares; (v) the registration of the Shares under the Exchange Act, if applicable, and the listing of the Shares on the Trading Market; (vi) any registration or qualification of the Shares for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Manager relating to such registration and qualification); (vii) the transportation and other expenses incurred by or on behalf of Company representatives in connection with presentations to prospective purchasers of the Shares; (viii) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company; (ix) the filing fee under FINRA Rule 5110; (x) the reasonable fees and expenses of the Manager’s counsel, not to exceed $100,000 (excluding any periodic due diligence fees provided for under Section 5(n)), which shall be paid at the Execution Time; and (xi) all other costs and expenses incident to the performance by the Company of its obligations hereunder.

7. Conditions to the Obligations of the Manager. The obligations of the Manager under this Agreement shall be subject to (i) the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time, each Representation Date, and as of each Applicable Time and Settlement Date (except for any of such representations and warranties that speak as of a specific date), (ii) the performance by the Company of its obligations hereunder and (iii) the following additional conditions:

(a) Filing of Prospectus Supplements. Each of the Canadian Prospectus Supplement and the U.S. Prospectus Supplement shall have been filed in the manner contemplated by this Agreement; any further Prospectus Supplements required by Canadian Securities Laws, the Act or other applicable laws, rules or regulations shall have been timely filed; any other material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; and no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use shall have been issued and no proceedings for that purpose shall have been instituted or threatened.

(b) Delivery of Opinion. The Company shall have caused U.S. Company Counsel and Canadian Company Counsel to furnish to the Manager at the Execution Time and in accordance with Section 5(l) its respective opinion and, in the case of U.S. Company Counsel, negative assurance statement, as applicable, dated as of such required delivery date and addressed to the Manager in form and substance reasonably acceptable to the Manager.

(c) Delivery of Officer’s Certificate. The Company shall have furnished or caused to be furnished to the Manager a certificate of the Company signed by the Chief Executive Officer or the President and the principal financial or accounting officer of the Company, dated as of such required delivery date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Prospectuses, any Prospectus Supplement and any documents incorporated by reference therein and any supplements or amendments thereto and this Agreement and that:

(i) the representations and warranties of the Company in this Agreement are true and correct in all material respects on and as of such date with the same effect as if made on such date (except for any of such representations and warranties that speak as of a specific date), and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such date;

(ii) no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use has been issued and no proceedings for that purpose have been instituted or, to the Company’s knowledge, threatened; and

(iii) since the date of the most recent financial statements included in the Registration Statement and the Prospectuses, there has been no Material Adverse Effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement and the Prospectuses.

(d) Delivery of Accountants’ “Comfort” Letter. The Company shall have requested and caused the Accountants to have furnished to the Manager letters (which may refer to letters previously delivered to the Manager) at or before the Execution Time, dated as of such required delivery date, in form and substance satisfactory to the Manager, confirming that they are independent accountants within the meaning of the Act and the Exchange Act and that they have performed a review of any unaudited interim financial information of the Company included or incorporated by reference in the Registration Statement and the Prospectuses and providing customary “comfort” as to such review in form and substance satisfactory to the Manager.

(e) No Material Adverse Event. Since the respective dates as of which information is disclosed in the Registration Statement and the Prospectuses, except as otherwise stated therein, there shall not have been any change, or any material development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, the Prospectuses and the Incorporated Documents (exclusive of any subsequent amendment or supplement thereto) the effect of which, in any case referred to above, is, in the sole judgment of the Manager, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Shares as contemplated by the Registration Statement (exclusive of any subsequent amendment thereof), the Incorporated Documents and the Prospectuses (exclusive of any subsequent amendment or supplement thereto).

(f) Payment of All Fees. The Company shall have paid the required Commission filing fees relating to the Shares within the time period required by Rule 456(b)(1)(i) of the Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) of the Act.

(g) No FINRA Objections. FINRA shall not have raised any objection with respect to the fairness and reasonableness of the terms and arrangements under this Agreement.

(h) Shares Listed on Trading Market. The Shares shall have either been (i) listed and admitted and authorized for trading on the Trading Market and, to the extent applicable, the TSX and satisfactory evidence of such actions shall have been provided to the Manager or (ii) approved for listing, subject only to notice of issuance, on the Trading Market, or, to the extent applicable, the TSX, subject only to customary terms and conditions of the TSX.

(i) Other Assurances. Prior to each Settlement Date the Company shall have furnished to the Manager such further information, certificates and documents as the Manager may reasonably request.

If any of the conditions specified in this Section 7 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Manager and counsel for the Manager, this Agreement and all obligations of the Manager hereunder may be canceled at, or at any time prior to, any Settlement Date, by the Manager. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 7 shall be delivered at the office of Ellenoff Grossman & Schole LLP, counsel for the Manager, at 1345 Avenue of the Americas, New York, New York 10105, capmkts@egsllp.com, on each such date as provided in this Agreement; provided that delivery by electronic mail or similar means to representatives of Ellenoff Grossman & Schole LLP shall be deemed to constitute good delivery hereunder.

8. Indemnification and Contribution.

(a) Indemnification by Company. The Company agrees to indemnify and hold harmless the Manager, the directors, officers, employees and agents of the Manager and each person who controls the Manager within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in the Base Prospectuses, any Prospectus Supplement, the Prospectuses, any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or result from or relate to any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement, and agrees to reimburse each such indemnified party for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by the Manager specifically for inclusion therein. This indemnity agreement will be in addition to any liability that the Company may otherwise have.

(b) Indemnification by Manager. The Manager agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to the Manager, but only with reference to written information relating to the Manager furnished to the Company by the Manager specifically for inclusion in the documents referred to in the foregoing indemnity; provided, however, that in no case shall the Manager be responsible for any amount in excess of the Broker Fee applicable to the Shares and paid hereunder. This indemnity agreement will be in addition to any liability which the Manager may otherwise have.

(c) Indemnification Procedures. Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above and the contribution obligation under paragraph (d) below. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding. An indemnified party will not, without the prior written consent of the indemnifying party, which shall not be unreasonably withheld, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder.

(d) Contribution. In the event that the indemnity provided in paragraph (a), (b) or (c) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Manager agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively “Losses”) to which the Company and the Manager may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Manager on the other from the offering of the Shares; provided, however, that in no case shall the Manager be responsible for any amount in excess of the Broker Fee applicable to the Shares and paid hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Manager severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Manager on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Manager shall be deemed to be equal to the Broker Fee applicable to the Shares and paid hereunder as determined by this Agreement. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Manager on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Manager agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls the Manager within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of the Manager shall have the same rights to contribution as the Manager, and each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

9. Termination.

(a) The Company shall have the right, by giving written notice as hereinafter specified, to terminate the provisions of this Agreement relating to the solicitation of offers to purchase the Shares in its sole discretion at any time upon prior written notice. Any such termination shall be without liability of any party to any other party except that (i) with respect to any pending sale, through the Manager for the Company, the obligations of the Company, including in respect of compensation of the Manager, shall remain in full force and effect notwithstanding the termination and (ii) the provisions of Sections 6, 8, 9, 10, 11, 13, the second sentence of 14 and 15 of this Agreement shall remain in full force and effect notwithstanding such termination.

(b) The Manager shall have the right, by giving written notice as hereinafter specified, to terminate the provisions of this Agreement relating to the solicitation of offers to purchase the Shares in its sole discretion at any time. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 6, 8, 9, 10, 11, 13, the second sentence of 14 and 15 of this Agreement shall remain in full force and effect notwithstanding such termination.

(c) This Agreement shall remain in full force and effect until such date that this Agreement is terminated pursuant to Sections 9(a) or (b) above or otherwise by mutual agreement of the parties; provided that any such termination by mutual agreement shall in all cases be deemed to provide that Sections 5, 6, 7, 8, 9, 10, 12, the second sentence of 13 and 14 shall remain in full force and effect.

(d) Any termination of this Agreement shall be effective on the date specified in such notice of termination, provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Manager or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of the Shares effected prior to such termination, such sale of the Shares shall settle in accordance with the provisions of Section 3(b) of this Agreement.

10. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Manager set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by the Manager or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 8, and will survive delivery of and payment for the Shares.

11. Notices. Except as otherwise specifically provided in this Agreement, all communications hereunder will be in writing and effective only on receipt and will be mailed, delivered, e-mailed or facsimiled to the addresses of the Company and the Manager, respectively, set forth on the signature page hereto.

12. Successors and Assigns. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8, and no other person will have any right or obligation hereunder. Neither party may assign this Agreement or any rights or obligations it has hereunder without the prior written consent of the other party.

13. No Fiduciary Duty. The Company hereby acknowledges that (a) the purchase and sale of the Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the Manager and any affiliate through which it may be acting, on the other, (b) the Manager is acting solely as sales agent and/or principal in connection with the purchase and sale of the Company’s securities and not as a fiduciary of the Company and (c) the Company’s engagement of the Manager in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether the Manager has advised or is currently advising the Company on related or other matters). The Company agrees that it will not claim that the Manager has rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

14. Integration. This Agreement supersede all prior agreements and understandings (whether written or oral) between the Company and the Manager with respect to the subject matter hereof. Notwithstanding anything herein to the contrary, the letter agreement, dated December 24, 2020, by and between the Company and the Manager shall continue to be effective and the terms therein shall continue to survive and be enforceable by the Manager in accordance with its terms; provided that, in the event of a conflict between the terms of the letter agreement and this Agreement, the terms of this Agreement shall prevail.

15. Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Manager. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the future exercise of any such right.

16. Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York. Each of the Company and the Manager: (i) agrees that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, (ii) waives any objection which it may have or hereafter to the venue of any such suit, action or proceeding, and (iii) irrevocably consents to the jurisdiction of the New York Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding. Each of the Company and the Manager further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agrees that service of process upon the Company mailed by certified mail to the Company’s address shall be deemed in every respect effective service of process upon the Company, in any such suit, action or proceeding, and service of process upon the Manager mailed by certified mail to the Manager’s address shall be deemed in every respect effective service process upon the Manager, in any such suit, action or proceeding. If either party shall commence an action or proceeding to enforce any provision of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

17. Waiver of Jury Trial. EACH OF The Company AND THE MANAGER hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby.

18. Counterparts. This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement, which may be delivered by facsimile or in .pdf file via e-mail.

19. Headings. The section headings used in this Agreement are for convenience only and shall not affect the construction hereof.

***************************

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the Manager.

Very truly yours,

Bitfarms Ltd.

By:	/s/ L. Geoffrey Morphy
Name:	L. Geoffrey Morphy
Title:	President

Address for Notice:

18 King Street East

Suite 902

Toronto, ON Canada M5C 1C4

Attention: L. Geoffrey Morphy

Email: gmorphy@bitfarms.com

With a copy (which shall not constitute notice) to:

Katten Muchin Rosenman LLP

525 West Monroe Street

Chicago, Illinois 60661

Attention: Mark W. Wood

Email: mark.wood@katten.com

The foregoing Agreement is hereby confirmed and accepted as of the date first written above.

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Name:	Edward D. Silvera
Title:	Chief Operating Officer

Address for Notice:

430 Park Avenue
New York, New York 10022
Attention: Chief Executive Officer

Email: notices@hcwco.com

39